UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K     [_] Form 20-F    [_] Form 11-K   [_] Form 10-Q
[_]  Form N-SAR

For Period Ended:        OCTOBER 31, 1996

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
For the Transition Period Ended: ____________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

     TelMed, Inc.
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Former Name if Applicable

     N/A
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Address of Principal Executive Office (STREET AND NUMBER)

     9350 S. Dixie Highway, Suite 1220, Miami, Florida 33156
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City, State and Zip Code

PART II--RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached accountant's letter and supporting letter.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Jeffrey I. Binder               305                   670-9773
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             (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                          [X] Yes     [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [_] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  TelMed, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 29, 1997                 By /s/ ALAN I. MILLER
                                            ------------------------------------
                                            Alan I. Miller, President

                       SCHNEIDER EHRLICH & WENGROVER LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                               1000 WOODBURY ROAD
                            WOODBURY, NEW YORK 11797
                    TEL: (516) 496-0400 FAX: (516) 496-0414


January 29, 1997

U.S. Securities and Exchange Commission
Washington, DC

Re: TelMed, Inc.
    Commission File No. 0-20438

Gentlemen:

This is to advise you that our audit of the financial statements of the above-named registrant for the year ended October 31, 1996 was not completed by the filing date of registrant's Form 10-K for the following reasons:

     1. Financial information necessary to reach certain audit conclusions is not yet available.

     2. The audit report of the registrant's subsidiary, on which we rely in our report, has not yet been completed.

Respectfully submitted,

/s/ Schneider, Ehrlich & Wengrover LLP

Schneider, Ehrlich & Wengrover LLP

                                 RONALD K. STERN
                          Certified Public Accountant

January 28, 1997

Mr. Jeff Binder
TelMed, Inc.
9350 S. Dixie Highway
Suite 1220
Miami, Fl 33156

Dear Mr. Binder:

Please be advised we are in the process of finalizing the accounting records for TelMed, Inc. and its subsidiary Consul-Med, Inc. However, we are unable to complete our work in time for the timely filing of your Form 10-K.

There are primarily two reasons which caused delays resulting in our inability to timely complete our work:

     1. In November a new CFO was hired. It took a while for him to become familiar with the operations, which delayed getting the records to us.

     2. In December, the accountant from our office who had been assigned to your account resigned unexpectedly. This created a temporary staff shortage, until an adequate replacement was freed up and assigned to the job. This could not be accomplished until my return to Miami until January 13, 1997. A previous commitment required me being out of town, which was further extended until that date for medical reasons.

These matters have now been adequately resolved, and I am confident we will be able to complete our work within the extension period.

Cordially yours,

/s/ Ronald K. Stern
-------------------
Ronald K. Stern
Certified Public Accountant

RKS:mp

                                  TELMED, INC.
                   FORM 12B-25 PART IV--OTHER INFORMATION (3)

     It is anticipated that the Company will reflect a net loss of approximately $2.4 million for the year ended October 31, 1996 as contrasted with a net loss of approximately $1 million for the fiscal year ended October 31, 1995. This loss was primarily the result of a decrease in revenues generated by Consul-Med, Inc., its operating subsidiary, an increase in operating expenses, a write-off of a portion of Consul-Med, Inc.'s accounts receivable and establishment of a bad debt reserve.